1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

August 19, 2025

VIA EDGAR

Ms. Christina DiAngelo Fettig

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Multi-Strategy Fund, LLC
Registration Statement on Form N-2 File Nos. 333-284656 and 811-24047

Dear Ms. DiAngelo Fettig and Ms. Im-Tang:

This letter responds to a comment that Ms. Im-Tang conveyed in a telephonic discussion with Alexander C. Karampatsos on August 15, 2025 and comments that Ms. DiAngelo Fettig conveyed in a telephonic discussion with Mr. Karampatsos and Monica R. Patel on August 18, 2025, with respect to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2025 on behalf of iDirect Multi-Strategy Fund, LLC (the “Fund”), and the Fund’s prior correspondence filing made on August 14, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, we have reproduced your comments below and immediately thereafter have described how the Fund will address your comments in the definitive filing to be filed pursuant to Rule 424(b)(3) (the “424(b)(3) Filing”) under the Securities Act, as applicable. Capitalized terms have the same meaning as defined in the Registration Statement.

Legal Comments

Prospectus

Fund Expenses

1.	Comment: Please revise the disclosure included in the “Expenses.” risk factor to clarify that incentive fees of underlying funds are determined by income and/or capital gains of the underlying funds.

Response:         The Fund will make the following change to the “Expenses.” risk factor in the 424(b)(3) Filing:

Expenses. Shareholders will effectively bear two layers of expenses: expenses of the Fund and indirect expenses of the interests in the Portfolio Funds. The indirect expenses of the interests in the Portfolio Funds may adversely impact the Fund’s performance. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Portfolio Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Portfolio Funds. By investing in the Portfolio Funds through the Fund, a Shareholder in the Fund will bear a portion of the Management Fee and other expenses of the Fund. Additionally, Portfolio Funds generally charge asset-based fees and incentive fees (which are determined by the income and/or capital gains generated by the Portfolio Fund) that may be higher than those of other types of securities, which may adversely affect the Portfolio Funds’ performance.

Accounting Comments

Audited Financial Statements on Form N-CSR (For the fiscal period ended March 31, 2025)

2.	Comment: In the response to comment 7 of the Prior Correspondence, the Fund confirmed that the reimbursement to the Fund presented as an expense offset on page 18 under the “Notes to Financial Statements” section is subject to recapture. Please revise the “Notes to Financial Statements” section to disclose the ability to recapture reimbursed expenses and please provide an aging chart documenting the expenses available for recapture.

Response:         The Fund will revise the disclosures in its future filings on Form N-CSR.

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Prospectus

Expense Limitation Agreement

3.	Comment: Please confirm the limitation period of the Amended and Restated Expense Limitation and Reimbursement Agreement (“ELA”). The Staff also notes that the ELA includes a reference to another fund. Please update this reference.

Response:         The Fund submits that the “Limitation Period” of the ELA is the term beginning on the effective date of the Investment Management Agreement (the “Advisory Agreement”) between the Fund and the Adviser, which is the date the Fund registered as an investment company under the 1940 Act, and ending on the one-year anniversary of the effectiveness of the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended. As such, the Limitation Period is the term beginning on January 31, 2025 and ending on the one-year anniversary of the effectiveness of the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended.

Additionally, the Fund undertakes to amend the ELA as requested and file the amended version as an exhibit in connection with a future amendment filing by the Fund.

Summary of Fees and Expenses

4.	Comment: Please supplementally confirm whether the fees and expenses table includes an estimate for expenses subject to recapture by the Adviser pursuant to the ELA. Please add disclosure to the Registration Statement regarding the dollar amount of the expenses subject to recapture by the Adviser pursuant to the ELA. Confirm in correspondence that future Registration Statement updates will have fee tables that reflect recaptured expenses. Please see ADI 2019-09 and IM Dear CFO 1995-09.

Response:         The Fund notes that while the Adviser may recapture expenses reimbursed by the Adviser pursuant to the ELA, it does not intend to do so in the Fund’s current fiscal year. Accordingly, the fees and expenses table does not reflect any recapture. For reference, the Fund notes that the amount of expenses available for recapture (i.e., expenses reimbursed since January 31, 2025) are in the amount of $670,636. The Fund will include disclosure regarding the dollar amount of the expenses subject to recapture by the Adviser in the 424(b)(3) Filing and confirms it will include fee tables that reflect recaptured expenses when applicable in future amendment filings.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos

Alexander Karampatsos

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